Exhibit 99.1

Sierra Metals Announces Positive Preliminary Economic Assessment Results for a Doubling of Output at Its Cusi Mine in Mexico to 2,400 Tonnes Per Day, Including an After-Tax NPV of US$81 Million

TORONTO--(BUSINESS WIRE)--December 10, 2020--Sierra Metals Inc. (TSX: SMT) (BVL: SMT) (NYSE AMERICAN: SMTS) (“Sierra Metals” or “the Company”) is pleased to report the results of a Preliminary Economic Assessment (“PEA”) regarding the Company’s Cusi Mine, located in Chihuahua State, Mexico.

This PEA report was prepared as a National Instrument 43-101 Technical Report for Sierra Metals Inc. (“Sierra Metals”) by SRK Consulting (Canada) Inc. (“SRK”). The full technical report will be filed on SEDAR within 45 days of this news release.

Highlights of the PEA include:

  After-tax Net Present Value (NPV): US$81 Million at an 8% discount rate assuming a long term silver price of US$20/oz
  Incremental benefit of increasing the production to 2,400 TPD from 1,200 TPD is estimated to have an after tax NPV (@8%) of US$28.1 million, and IRR of 46.8%
  Net After-tax Cash Flow: US$134 Million
  Life of Mine & Sustaining Capital Cost: US$91 Million
  Total Operating Unit Cost: US$35.24/tonne and US$8.83/oz silver equivalent
  Plant Processing Rate after expansion: 2,400 tonnes per day (TPD)
  Average LOM Grades for Silver 127.2 g/t (4.1 oz/t), Gold 0.12 g/t, Zinc 0.48% and Lead 0.34%
  Mine Life: 13 years based on existing Mineral Resource Estimate
  Life of Mine Silver Payable Production: 33.4 million ounces

Luis Marchese, CEO of Sierra Metals commented: “I am very encouraged by the results of this PEA which support the Company’s organic growth strategy and plan to profitably develop and expand the Cusi Mine production rate to 2,400 TPD from today’s capacity of 1,200 TPD, based on current analyst consensus silver metal price estimates of US$20 per oz long-term. The Company plans to continue with its disciplined approach of profitable growth and now plans to proceed with the next step of the completion of a prefeasibility study to further de-risk the plan and determine the best path forward.”

He continued “The PEA study compared the value of the current operations at Cusi at 1,200 TPD against several output expansion alternatives from 2,400 to 3,500 TPD and determined 2,400 TPD as the optimum production level based on our current mineral resource base.”

He concluded, “Cusi is the smallest of our three mining operations, however, its silver resources which include 31.3 million ounces of Measured and Indicated plus 23 million ounces of Inferred provide Sierra Metals with economic leverage to the improving silver market fundamentals. We are continuing with our strategy to increase the value of the Company on a per share basis. This builds upon the demonstrated success we have shown with increasing our current mineral resource base and improving the throughput at all mines.”

Mineral Resource Estimate

The Property is in the Cusihuarachi District of Chihuahua State, Mexico, approximately 135 km southwest of Chihuahua City. Epithermal mineralization has been mined in the area since its discovery in the early 1800’s. Mineralization is bound between regionally significant northwest trending faults; eight mineralized zones are recognized at the property, mineralized zones are up to 10 meters across and include silicified faults, veins, and breccias. Seven epithermal veins are recognized at the property, veins typically range between 0.5 and 2.0 meters wide, dip steeply, extend 100 to 200 meters along strike, and extend up to 400 meters depth. Vein orientations range between northeast and northwest.

This PEA considers depleted Measured, Indicated, and Inferred resources reported in 2020 by SRK and effective as of August 31, 2020. The results of this PEA shown in Table 1-1 are indicative of conceptual potential and are not definitive.

Table 1-1: Summary of Mineral Resources estimate as reported by SRK, 2020 (Effective August 31, 2020)

Class	Tonnes (000’s)	Ag (g/t)	Au (g/t)	Pb (%)	Zn (%)	AgEq (g/t)
Measured	850	213	0.06	0.26	0.30	231
Indicated	4,506	176	0.13	0.54	0.63	212
Inferred	4,893	146	0.18	0.43	0.69	183

Source: SRK, 2020

(1) Mineral resources are reported inclusive of ore reserves. Mineral resources are not ore reserves and do not have demonstrated economic viability. All figures rounded to reflect the relative accuracy of the estimates. Gold, silver, lead and zinc assays were capped where appropriate.

(2) Mineral resources are reported at a single cut-off grade of 95 g/t AgEq based on metal price assumptions*, metallurgical recovery assumptions, personnel costs (US$10.56/t), mine operation, transport and maintenance costs (US$24.86.41/t), processing operation and maintenance (US$11.86/t), and general and administrative and other costs (US$3.20/t).

* Metal price assumptions considered for the calculation of the cut-off grade and equivalency are: Silver: (US$/oz 20.0), Lead (US$/lb. 0.91), Zinc (US$/lb. 1.07) and Gold (US$/oz 1,541.00). Source: CIBC Global Mining Group, Consensus Forecast, September 30, 2020

The resources were estimated by SRK. Giovanny Ortiz, B.Sc., PGeo, FAusIMM #304612 of SRK, a Qualified Person, performed the resource calculations for the Cusi Mine.

** Based on the historical production information of Cusi, the metallurgical recovery assumptions are: 87% Ag, 57% Au, 86% Pb, 51% Zn.

Mining Methodology

Bench and fill mining method is currently used in the main areas of the mine and to a lesser extent, room and pillar mining is also used. The mining method used varies depending on geotechnical constraints, mineralization trends, dimensions, and mine production targets.

Using the updated Mineral Resource estimate, Sierra Metals performed an expansion analysis to determine how the Cusi mine could achieve higher sustainable production rates. The analysis indicated that higher production rates are achievable through the massification of the bench and fill mining method in the new production areas, which will allow the sustainability of the operation.

Mineral Processing

The Mal Paso Plant, located approximately 50 kilometers from the Cusi Mine, uses a conventional crushing-milling-flotation circuit to recover mineral and to produce commercial quality Lead/Silver and Zinc concentrates. Mineral is delivered from the mine to the plant in 20-tonne trucks.

Mineral processing and the recovery of the mineral is demonstrated, and silver recoveries are established at 87%.

The Mal Paso Plant increased throughput from 450 TPD at the beginning of 2018 to 1,200 TPD currently. In line with proposed increases in mine output, the processing capacity at Mal Paso will increase to 2,400 TPD in 2024.

Economic Analysis

This PEA indicates an after tax NPV of US$81 million (using a discount rate of 8%) at 2,400 TPD (in 2024). Total operating cost for the life of mine is US$352 million, equating to a total operating cost of US$35.24 per tonne milled and US$8.83 per silver equivalent ounce. Highlights of the PEA are provided in Table 1-2.

Table 1-2: PEA Highlights

PEA Highlights Base case of US$1,541/oz Gold, US$20.00/oz Silver, US$0.91/lb. Lead and US$1.07/lb. Zinc	Unit	Value
Net Present Value (After Tax 8% Discount Rate)	US$ M	81

LOM Mill Feed	Tonnes (Mt)	10.0
Mining Production Rate	t/year	864,000
LOM Project Operating Period	Years	13
Total Life of Mine (LoM) Capital Costs	US$ M	91
Net After – Tax Cashflow	US$ M	134
EBITDA	US$ M	309
Total Operating Unit Costs	US$/t	35.24
LOM Lead Production (Payable)	kt	25.4
LOM Zinc Production (Payable)	kt	15.4
LOM Gold Production (Payable)	koz	14.3
LOM Silver Production (Payable)	Moz	33.4

Quality Control

All technical data contained in this news release has been reviewed and approved by:

Americo Zuzunaga, FAusIMM CP (Mining Engineer) and Vice President of Corporate Planning is a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

Augusto Chung, FAusIMM CP (Metallurgist) and Vice President of Metallurgy and Projects to Sierra Metals is a Qualified Person under National Instrument 43-101 – Standards of Disclosure for Mineral Projects.

About Sierra Metals

Sierra Metals Inc. is a diversified Canadian mining company focused on the production and development of precious and base metals from its polymetallic Yauricocha Mine in Peru, and Bolivar and Cusi Mines in Mexico. The Company is focused on increasing production volume and growing mineral resources. Sierra Metals has recently had several new key discoveries and still has many more exciting brownfield exploration opportunities at all three Mines in Peru and Mexico that are within close proximity to the existing mines. Additionally, the Company also has large land packages at all three mines with several prospective regional targets providing longer-term exploration upside and mineral resource growth potential.

The Company’s Common Shares trade on the Bolsa de Valores de Lima and on the Toronto Stock Exchange under the symbol “SMT” and on the NYSE American Exchange under the symbol “SMTS”.

For further information regarding Sierra Metals, please visit www.sierrametals.com or contact:

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Forward-Looking Statements

This press release contains "forward-looking information" and "forward-looking statements" within the meaning of Canadian and U.S. securities laws (collectively, "forward-looking information"). Forward-looking information includes, but is not limited to, statements with respect to the date of the 2020 Shareholders' Meeting and the anticipated filing of the Compensation Disclosure. Any statements that express or involve discussions with respect to predictions, expectations, beliefs, plans, projections, objectives, assumptions or future events or performance (often, but not always, using words or phrases such as "expects", "anticipates", "plans", "projects", "estimates", "assumes", "intends", "strategy", "goals", "objectives", "potential" or variations thereof, or stating that certain actions, events or results "may", "could", "would", "might" or "will" be taken, occur or be achieved, or the negative of any of these terms and similar expressions) are not statements of historical fact and may be forward-looking information.

Forward-looking information is subject to a variety of risks and uncertainties, which could cause actual events or results to differ from those reflected in the forward-looking information, including, without limitation, the risks described under the heading "Risk Factors" in the Company's annual information form dated March 30, 2020 for its fiscal year ended December 31, 2019 and other risks identified in the Company's filings with Canadian securities regulators and the United States Securities and Exchange Commission, which filings are available at www.sedar.com and www.sec.gov, respectively.

The risk factors referred to above are not an exhaustive list of the factors that may affect any of the Company's forward-looking information. Forward-looking information includes statements about the future and is inherently uncertain, and the Company's actual achievements or other future events or conditions may differ materially from those reflected in the forward-looking information due to a variety of risks, uncertainties and other factors. The Company's statements containing forward-looking information are based on the beliefs, expectations and opinions of management on the date the statements are made, and the Company does not assume any obligation to update such forward-looking information if circumstances or management's beliefs, expectations or opinions should change, other than as required by applicable law. For the reasons set forth above, one should not place undue reliance on forward-looking information.

Contacts

Mike McAllister
Vice President, Investor Relations
Sierra Metals Inc.
Tel: +1 (416) 366-7777
Email: info@sierrametals.com

Americo Zuzunaga
Vice President of Corporate Planning
Sierra Metals Inc.
Tel: +1 (416) 366-7777

Luis Marchese
CEO
Sierra Metals Inc.
Tel: +1 (416) 366-7777